UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2005

Frederick Dwyer
Vice President, Controller and Secretary
KCS Energy, Inc.
5555 San Felipe
Suite 1200
Houston, TX 77056

Act: 1934
Section:
Rule: 14A-8
Public Availability: 6/9/2005

Re: KCS Energy, Inc.
Incoming letter dated May 24, 2005

Dear Mr. Dwyer:

This is in response to your letter dated May 24, 2005 concerning the shareholder proposal submitted to KCS Energy by David F. Dahlem. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: David F. Dahlem
23 Franklin Woods Road
Somers, CT 06071

KCS Energy, Inc.
5555 San Felipe
Suite 1200
Houston, TX 77056

(713) 877-8006 *phone*
(713) 877-1372 *fax*

May 24, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Received May 4, 2005 Relating to Dividend

Dear Sir or Madam:

This letter and the attached exhibits are submitted by KCS Energy, Inc. (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company received a letter at its principal executive offices on May 4, 2005 from David F. Dahlem ("Proponent"), presenting a proposal for consideration at the Company's Annual Meeting to be held May 26, 2005 (the "Proposal"). A copy of the Proposal is attached hereto as Exhibit A. The Company hereby advises the Commission that it intends to exclude the Proposal from its 2005 proxy materials for the reason described below, and respectfully requests confirmation from the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company so excludes the Proposal.

The Company filed with the Commission and began mailing to its shareholders its definitive 2005 proxy materials on April 25, 2005 with respect to its annual meeting of shareholders scheduled for May 26, 2005. The Company acknowledges that this letter does not satisfy the requirement in Rule 14a-8(j) that a company file its reasons for excluding a proposal no later than 80 days before it files its definitive proxy statement, unless it can show good cause for missing such deadline. As the Proposal was not received until after the 80 day deadline and, in fact, after the filing by the Company of its definitive proxy statement, the Company requests that the Staff consider this fact to be good cause under the Rule and hereby requests a waiver of the 80 day requirement in Rule 14a-8(j)(1).

The Proposal may be Excluded under Rule 14a-8(e)(2) because the Proponent Failed to Submit the Proposal to the Company's Principal Executive Offices Prior to the Deadline

Rule 14a-(8)(e)(2) under Regulation 14A provides that a company must receive a shareholder proposal at its principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's 2004 proxy materials stated that:

"Stockholders are entitled to submit proposals on matters appropriate for stockholder action consistent with regulations of the SEC. Should a stockholder intend to present a proposal at the 2005 Annual Meeting of Stockholders, it must be received by the Secretary of the Corporation at 5555 San Felipe Road, Suite 1200, Houston Texas 77056, by not later than December 30, 2004 in order to be eligible for inclusion in the Corporation's proxy statement and form of proxy relating to that meeting."

The December 30, 2004 date was calculated pursuant to the guidelines in Rule 14a-(e)(2) and meets the requirements therein. The Company did not receive the Proposal at its principal executive offices until May 4, 2005, more than four months after the deadline had passed. The Company believes that the Proposal may be properly excluded from the Company's 2005 proxy materials pursuant to Rule 14a-8(e)(2) because the Proposal was received at its principal executive offices after the deadline for submitting shareholder proposals.

1. Factual Background.

- On Monday, April 25, 2005, the Company began mailing its proxy materials to its shareholders and filed its definitive proxy materials with the Commission.

- On Wednesday, May 4, 2005, the Company received the letter attached as Exhibit A from the Proponent, which proposes that the Company consider implementing a dividend of approximately $.70 per share annually and proposes that this issue be addressed for shareholder vote by the Company at the annual meeting to be held on May 26, 2005. The Company represents that prior to May 4, 2005 the Company had not received the Proposal at its principal executive offices.

2. Failure to Deliver the Proposal to the Principal Executive Offices Prior to the Deadline Should Permit Exclusion.

The Staff has consistently permitted companies to exclude proposals that are received at such companies' principal executive offices after the deadline for submitting shareholder proposals. See Dell Inc. (avail. March 25, 2005) (proposal excludable when received at principal executive offices two months after published deadline); Acutant Corporation (avail. November 26, 2003) (proposal excludable when received at principal executive offices three months after published deadline); Xerox Corporation (avail. May 2, 2005) (proposal excludable when received at principal executive offices more than four months after published deadline).

Accordingly, the Company believes that it may properly exclude the Proposal since it was received for the first time on May 4, 2005, well after the deadline of December 30, 2004 disclosed in the Company's 2004 proxy materials which had been determined in accordance with Rule 14a-8(e) (2).

As the defect in the Proponent's Proposal cannot be cured, the Company has not provided Proponent notice and an opportunity to cure, as Rule 14a-8(f) requires for defects that can be remedied. The Company has, however, advised the Proponent that the Proposal was not received by the aforementioned deadline. A copy of the Company's letter to the Proponent advising him of such fact is attached as Exhibit B.

Based upon the foregoing, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2005 proxy materials. If you have any questions regarding this matter, please do not hesitate to contact me at (713) 964-9437.

In accordance with Rule 14a-8(j)(2) there are submitted herewith five additional copies of this letter and the attached exhibits. We have also included a sixth additional copy and would appreciate it if you would acknowledge receipt of this letter by date-stamping the extra enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed envelope.

Very truly yours,

Frederick Dwyer
Vice President, Controller and Secretary

May 4, 2005

Mr. James Christmas
KCS Energy Inc.
Chairman and CEO
5555 San Felipe Road, Suite 1200
Houston, TX 77056

Email: kcsenergy.com

Dear Mr. Christmas:

I have been a long term investor in KCS Energy ("KCS") and believe the current share price of the company does not reflect the inherent value of the company's performance and assets.

For example, KCS' ranking in the industry relative to Return on Equity is an outstanding 2nd out of 194 companies and its Long Term Growth is ranked 15th out of 194 companies, however, its PE Ratio is 112th out of 194 companies.

It is proposed that KCS consider implementing a Dividend at this juncture that is approximately $.70/share annually. This is easily supported by existing earnings in excess of $2.00/share and future asset values.

This level of Dividend amounts to about 4.9 % at current market price. however, it is justified, in part, by the large earnings of the company and a PE that is 7 in a group averaging 17. This group also has an average Dividend payout amounting to 1.4%.

It is proposed that this issue be addressed for shareholder vote by KCS at the Annual Shareholder Meeting to be held on May 26, 2005.

Sincerely,

David F. Dahlem
23 Franklin Woods Road
Somers, CT 06071

Exhibit B

KCS Energy, Inc.
5555 San Felipe
Suite 1200
Houston, TX 77056

(713) 877-8006 *phone*
(713) 877-1372 *fax*

KCS

May 16, 2005

Mr. David F. Dahlem
23 Franklin Woods Road
Somers, CT 06071

Dear Mr. Dahlem:

In response to your letter to Mr. James Christmas dated May 4, 2005, please be advised that, as disclosed in our Annual Report on Form 10-K, the company is prohibited from paying cash dividends under the terms of its bank credit facility.

You should also be aware that proposals by stockholders must meet all of the requirements of the United States Securities and Exchange Commission ("SEC") in order to be included in a company's proxy statement and presented for consideration at an annual meeting of stockholders. One of the SEC requirements is that timely notice of a proposal must be received by the company. We disclose the date by which stockholder proposals must be received in our annual proxy statements. As set forth in last year's proxy statement, the deadline for proposals for our 2005 Annual Meeting of Stockholders was December 30, 2004. Accordingly, your letter dated May 4, 2005 does not meet the timely notice requirement.

Sincerely,

Frederick Dwyer

Frederick Dwyer
Vice President, Controller and Secretary

HOU:2452771.2

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 9, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: KCS Energy, Inc.
Incoming letter dated May 24, 2005

The proposal relates to dividends.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or is a proposal to be presented directly at the annual meeting, a matter we do not address. To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that KCS Energy may exclude the proposal under rule 14a-8(e)(2) because KCS Energy received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if KCS Energy omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that KCS Energy did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant KCS Energy's request that the 80-day requirement be waived.

Sincerely,

Mark F. Vilardo
Special Counsel